October 9, 2007

Mail Stop 4561

Mr. Rory Olson
Chief Executive Officer
Neutron Enterprises, Inc.
3500 De Maisonneuve West
2 Place Alexis Nihon Suite 1650
Montreal, Quebec, Canada H3Z 3C1

Re: Neutron Enterprises, Inc.
        Form 10-K for the year ended December 31, 2006
        Forms 10-Q for the quarters ended March 31 and June 30, 2007
        File No. 000-52154

Dear Mr. Olson:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Kristi Marrone
                                        Staff Accountant

cc: Vincent A. Vietti (*via facsimile*)